Keryx Biopharmaceuticals, Inc.
List of Subsidiaries

Name of Subsidiary	State/Jurisdiction of Incorporation

ACCESS Oncology, Inc.	Delaware
AOI Pharma, Inc.	Delaware
AOI Pharmaceuticals, Inc.	Delaware
K.B.I Biopharmaceuticals Ltd.	Israel
Keryx Biomedical Technologies Ltd.	Israel
Keryx (Israel) Ltd.	Israel
Neryx Biopharmaceuticals, Inc.	Delaware
Online Collaborative Oncology Group, Inc.	Delaware